September 14, 2012

Via EDGAR

Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn.:	Jeffrey W. Long

Re:	BBH Trust (the “Trust”)

Dear Mr. Long:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) based on the review conducted pursuant to the Sarbanes-Oxley Act of 2002.  Furthermore, attached hereto, as Annex A, is the “Tandy” letter submitted by the Trust.

1.	Comment: Fidelity Bond – Form 40-17G Filing

The Staff noted that the Funds’ Fidelity Bond for the period November 1, 2011 to November 1, 2012 was not filed with the Commission.

Response:                      The Trust renewed its policy and had coverage in place for the period from November 1, 2011 to November 1, 2012.  The bond was received from the insurance company on August 22, 2012, and electronically filed with the Commission on August 31, 2012.

2.	Comment: Notes to Financial Statements

The Staff noted that the Trust did not disclose if each Fund in the Trust was diversified or non-diversified in the notes to the financial statements noting that it was an industry best practice to do so.

Response:                      The Trust will begin including the diversification status of each applicable fund in the notes to financial statements.

3.	Comment: Management’s Discussion of Fund Performance

The Staff noted that Item 27(b)(7) of Form N-1A mandates that every annual report to shareholders required by Rule 30e-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) must contain management’s discussion of fund performance, unless the annual report is being filed for a money market fund.  Further, management’s discussion of fund performance must include a table that provides a fund’s average annual total returns for the 1-, 5-, and 10-year periods as of the end of the last day of the most recent fiscal year (or for the life of the Fund, if shorter).  The Staff noted that the table for the applicable funds of the Trust did not contain the returns for each applicable benchmark, which is not mandated by Form N-1A but is considered an industry best practice.

Response:                      The Trust will begin to include the benchmark returns for each applicable fund in the average annual total return table.

4.	Comment: Form N-17f-2 Certificate of accounting of securities in custody of management investment companies pursuant Rule 17f-2 under the 1940 Act

The Funds’ independent registered public accounting firm, Deloitte & Touche, LLP (“Deloitte”), completed three filings pursuant to Rule 17f-2 under the 1940 Act, on behalf of the Trust on March 9, 2012. Two of the filings are for the same examination date of May 28, 2010. Please review and verify that a duplicate filing was not made for the May 28, 2010 examination date. Please confirm that all mandated examinations have been completed and explain why these filings are being filed so long after the examination dates.

Response:                      We had discussed this issue with Deloitte and they confirmed to us that they: (i) will be filing the appropriate reports with the Commission covering the security count work pursuant to Rule 17f-2 under the 1940 Act conducted for the calendar year 2011 by September 18, 2012;  (ii) will make such filings for the calendar year 2012 on a timely basis; and (iii)  made a duplicate filing for the examination date of May 28, 2010 and did not make a filing with the examination date of October 21, 2010 but will do so by September 18, 2012.

5.	Comment: Form N-SAR for period ended June 30, 2011

Please confirm that the mark-to-market net asset value per share (to four decimals) for the BBH Money Market Fund for the period ended June 30, 2011 was actually 1.0000 as was disclosed in the Form N-SAR filed on August 17, 2011.

Response:                      Confirmed.

Please contact the undersigned at 617-772-2353 if you have any questions or comments.

Sincerely,
/s/ Alexander Tikonoff
Alexander Tikonoff Assistant Secretary

Annex A

September 14, 2012

Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn.:	Jeffrey W. Long

Re:	BBH Trust (the “Trust”)

Dear Mr. Long:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review conducted pursuant to the Sarbanes-Oxley Act of 2002, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

(b) Staff comments or changes to disclosure in response to Staff comments and reviewed by the Staff do not foreclose the Commission from taking any action with respect this disclosure; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Alexander Tikonoff
Alexander Tikonoff Assistant Secretary